CCSC Technology International Holdings Ltd

July 28, 2023

Via Edgar

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CCSC Technology International Holdings Ltd
Registration Statement on Form F-1
Submitted March 22, 2023
CIK No. 0001931717

Dear Mr. Ewing:

This letter is in response to the letter dated March 31, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CCSC Technology International Holdings Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response. An amendment to the registration statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Exhibits, page -

1. We note that the Exhibit 99.2 opinion states that the opinion “may not be disclosed to or relied upon by any other persons or corporate entities other than the Company and Hunter Taubman Fischer & Li LLC.” Purchasers of the securities in the offering are entitled to rely on the opinion. As such, please revise to eliminate the limitation on reliance.

Response: We acknowledge the Staff’s comment and are refiling the revised Exhibit 99.2 opinion without the limitation on reliance.

2. Please file final legal opinions. Currently, exhibits 5.1, 8.2 and 99.3 are “form” of opinions that are undated and have numerous blanks/brackets. Additionally, please revise the Exhibit 99.3 opinion to clearly provide a consent of counsel.

Response: We acknowledge the Staff’s comment, and are filing exhibits 5.1, 8.2 and 99.3 as final legal opinions. Additionally, the Exhibit 99.3 opinion has been revised to clearly provide a consent of counsel.

Exhibit 5.1, page –

3. It appears that the representative’s warrants will be governed by New York law. The exhibit 5.1 opinion assumes that the warrant agreement will be legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York. Please have counsel remove this assumption. Please have New York counsel opine that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has engaged a new representative of the underwriters and will no longer issue representative’s warrants in connection with this offering. We are refiling the 5.1 opinion to reflect such change.

Use of Proceeds, page 46

4. Please revise this section to disclose that, at closing of the offering, you will deposit $500,000 of the offering proceeds into an escrow account to cover possible indemnification claims against the underwriters for a period of 18 months.

Response: We acknowledge the Staff’s comment and respectfully advise Staff that we have agreed to deposit $200,000 of the offering proceeds into an escrow account to cover possible indemnification claims against the underwriters for a period of 12 months, and have revised the Use of Proceeds section to disclose as such.

Compensation of Directors and Executive Officers, page 111

5. Please update your compensation disclosure to reflect the fiscal year ended March 31, 2023.

Response: We acknowledge the Staff’s comment, and have updated our compensation disclosure to reflect the fiscal year ended March 31, 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chee Hui Law
Name:	Chee Hui Law
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC